JinkoSolar Holding Co., Ltd.

1 Jingke Road

Shangrao Economic Development Zone

Jiangxi Province, 334100

People’s Republic of China

October 18, 2022

VIA EDGAR

Ernest Greene

Anne Mcconnell

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  JinkoSolar Holding Co., Ltd. (the “Company”)

Form 20-F for the Year ended December 31, 2021 (“FY 2021 20-F”)

Filed April 28, 2022

File No. 001-34615

Dear Mr. Greene and Ms. Mcconnell:

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 20, 2022 (the “Comment Letter”), the Company submits this letter containing its responses to the Comment Letter via EDGAR to the Commission.

For your convenience, the Staff’s comments from the Comment Letter are repeated below in bold, followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in FY 2021 20-F.

Item 3. Key Information, page 5

1.	Please revise future filings to disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Please also revise future filing to disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

The Staff’s comment is acknowledged and the Company proposes to make the underlined changes below to Item 3 of its annual report on Form 20-F for the fiscal year ending December 31, 2022 (the “FY 2022 20-F”), and other places (such as risk factors) where applicable, subject to any updates and adjustments to be made in connection with any material legislative developments of HFCA Act.

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ITEM 3. KEY INFORMATION

The Holding Foreign Companies Accountable Act

Our auditor, the independent registered public accounting firm that issued the audit report included in our annual report filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Since our auditor is located in mainland China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the applicable Chinese authorities, our auditor has not been and is currently not subject to inspections by the PCAOB. As a result, we and investors in the ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in mainland China and Hong Kong makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of mainland China and Hong Kong that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in the quality of the work performed by our auditor and the financial statements. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect and investigate completely. On May 26, 2022, in connection with its implementation of the HFCA Act, the SEC conclusively named the Company as a “Commission-Identified Issuer” following the filing of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 with the SEC on April 28, 2022.

In accordance with the HFCA Act, trading in the ADSs on a national securities exchange or in the over the counter trading market in the United States may be prohibited if the PCAOB determines that it cannot inspect or fully investigate our auditor for three consecutive years beginning in 2021, and, as a result, an exchange may determine to delist the ADSs in 2024. There have been various initiatives to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. Each chamber of the U.S. Congress has separately passed a bill to make this change, but neither of them has been included in legislation that has been signed into law. If a proposal of this type were to be enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act is reduced from three years to two, then the ADSs could be prohibited from trading in the United States after the Company files its annual report on Form 20-F for the fiscal year ending December 31, 2022 if the PCAOB is unable to inspect and investigate completely auditors located in China. Such risks could result in a material change in our operations and/or the value of the ADSs or could significantly limit or completely hinder our ability to continue to offer ADSs and/or other securities to investors and cause the value of such securities to significantly decline or be worthless.

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In addition, on August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission, or CSRC, and the Ministry of Finance of the People’s Republic of China governing inspections and investigations of audit firms based in China, which marks the first step toward providing access for the PCAOB to inspect and investigate registered public accounting firms in China without any limitations on scope. The Statement of Protocol sets forth, among other terms, that (i) the PCAOB has independent discretion to select any issuer audits for inspection or investigation; (ii) the PCAOB gets direct access to interview or take testimony from all personnel of the audit firms whose issuer engagements are being inspected or investigated; (iii) the PCAOB has the unfettered ability to transfer information to the SEC in accordance with the Sarbanes-Oxley Act; and (iv) the PCAOB inspectors can see complete audit work papers without any redactions. However, uncertainties exist with respect to the implementation of this framework and there is no assurance that the PCAOB will be able to execute, in a timely manner, its future inspections and investigations in a manner that satisfies the Statement of Protocol. Furthermore, by the end of 2022, the PCAOB is required to assess whether China remains a jurisdiction where the PCAOB is not able to inspect and investigate completely auditors registered with the PCAOB. If the PCAOB again concludes that it is not able to inspect and investigate completely the audit firms in China, the Company will be identified as a “Commission-Identified Issuer” for a second consecutive year after it files its annual report on Form 20-F for the fiscal year ending December 31, 2022 which is due by April 30, 2023. We cannot assure you that there will not be any further implementations and interpretations of the HFCA Act or the related regulations, which might further pose regulatory risks to and impose restrictions on us.

If the ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase the ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects. For a detailed description of risks related to HFCA Act, see “—D. Risk Factors—Risks Relating to Doing Business in China—If the U.S. Public Company Accounting Oversight Board, or the PCAOB, is currently unable to inspect our auditor for U.S. reporting purpose in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.” and “—Risks Relating to Doing Business in China—The ADSs may be delisted and prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCA Act, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, the PCAOB issued the HFCA Act Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect and investigate completely. Under the current law, delisting and prohibition from over-the-counter trading in the U.S. will take place in 2024. If this happens there is no certainty that we will be able to list our shares on a non-U.S. exchange or that a market for our shares will develop outside of the U.S. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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2.	At the onset of Item 3, please revise future filings to provide a clearer description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your future disclosures should make clear if no transfers, dividends, or distributions have been made to date.

The Staff’s comment is acknowledged and the Company proposes to make the underlined changes below to the FY 2022 20-F.

…

Cash ~~and Asset~~ Flows through Our Organization

The cash transfers within our organization are generally made in the following manners: (i) the Company transfers cash to its subsidiaries by way of providing loans, making capital contributions and providing operating cash, and (ii) the Company’s subsidiaries transfer cash to the Company by way of repayment of loans and repayment of operating cash due to the Company. Other than cash transfers, no transfer of other assets has occurred between the Company and its subsidiaries. The following table presents cash transfers between the Company and its subsidiaries for 2020, 2021 and 2022:

	FY2020	FY2021	FY2022
	(RMB in thousands)
Cash transfers from the Company to its subsidiaries
- loans to subsidiaries	-	1,262,124	[ ]
- providing operating cash to subsidiaries	65,681	-	[ ]

Cash transfers from subsidiaries to the Company
- repayment of operating cash due to Company	-	5,971	[ ]

For 2020, 2021 and 2022 and up to the date of this annual report, the Company’s subsidiaries did not make any dividend or distribution to the Company. Pursuant to the PRC Enterprise Income Tax Law and Implementation Regulations for the Corporate Income Tax Law (the “CIT Law”), a withholding tax rate of 10% would apply to any dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax and such non-resident enterprise is the beneficial owner of the dividends. The Cayman Islands, where the holding company is incorporated, does not have such a tax treaty with China. The CIT Law provides that PRC resident enterprises are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. Therefore, if we are treated as a PRC resident enterprise, we will be subject to PRC income tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although we would be exempted from enterprise income tax on dividends distributed from our PRC subsidiaries to us, since such income received by PRC resident enterprise is tax exempted under the CIT Law.

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In addition, we have not made any dividend or distribution to any U.S. investor as of the date of this annual report. As an offshore ~~a~~ holding company, we may rely upon dividends paid to us by our subsidiaries in the PRC to pay dividends and to finance any debt we may incur. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, each of our Chinese subsidiaries are required to set aside a portion of their net profits ~~income~~ each year to fund a statutory surplus reserve which are no less than 10% of their net profits each year until such reserve reaches 50% of its registered capital. This reserve is not distributable as dividends. As a result, our Chinese subsidiaries are restricted in their ability to transfer a portion of their net assets to us in the form of dividends, loans or advances. As an offshore holding company, we are ~~will be~~ permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund-raising activities to our subsidiaries in China only through loans or capital contributions, subject to the satisfaction of the applicable government registration and approval requirements. Before providing loans to our PRC subsidiaries, we will be required to make filings about details of the loans with the State Administration of Foreign Exchange of the PRC (the “SAFE”) in accordance with relevant PRC laws and regulations. Our PRC subsidiaries that receive the loans are only allowed to use the loans for the purposes set forth in these laws and regulations. Under regulations of the SAFE, Renminbi is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made. ~~See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” for more details.~~ See “Item 4. Information on the Company—B. Business Overview—Regulation—Taxation” for more details.

Part I , page 5

3.	At the onset of Part I, please revise future filings to prominently disclose the following:
•	whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021;
•	whether and how the Holding Foreign Companies Accountable Act, the Accelerating Holding Foreign Companies Accountable Act, and related regulations will affect your company, including the time frame change in PCAOB inspections to two consecutive years instead of three years;
•	whether you have been or expect to be identified by the Commission under the HFCAA; and
•	provide a cross-reference to more detailed disclosures in your risk factors, including the heading of the risk factor.

The Staff’s comment is acknowledged. Please refer to the Company’s proposed responses to the Staff’s first comment above.

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4.	At the onset of Part I, please revise future filings to prominently disclose that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries based in China. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.

The Staff’s comment is acknowledged and the Company proposes to make the underlined changes below to the FY 2022 20-F.

PART I

ITEM 3. KEY INFORMATION

Our Holding Company Structure

The Company is not a Chinese ~~an~~ operating company but a Cayman Islands holding company with operations ~~primarily~~ conducted by its subsidiaries based in China. ~~We and our subsidiaries in the PRC~~ Investors in the ADSs are purchasing equity interest in the Cayman Islands holding company. See “—D. Risk Factors—Risks Related to Our Business and Industry—We rely principally on dividends and other distributions on equity paid by our principal operating subsidiary, and limitations on their ability to pay dividends to us could have a material adverse effect on our business and results of operations.” In addition, we face various legal and operational risks and uncertainties related to doing business in mainland China. A significant part of our business operations in China are conducted through our subsidiaries in the PRC, and we and our subsidiaries are subject to complex and evolving PRC laws and regulations. For example, we and our subsidiaries in the PRC face risks associated with regulatory approvals on offshore offerings and the lack of inspection on our auditors by the ~~Public Company Accounting Oversight Board (United States), or~~ PCAOB, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of the ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value. In addition, we are subject to risks arising from China’s legal system, including the uncertainty in the interpretation and the enforcement of the PRC laws and regulations. See “—Implications of Being a Foreign Private Issuer and a China-based Company” and “—The Holding Foreign Companies Accountable Act.”

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5.	At the onset of Part I, please revise future filings to provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

The Staff’s comment is acknowledged and the Company proposes to make the underlined changes below to the FY 2022 20-F.

ITEM 3. KEY INFORMATION

…

Implications of Being a Foreign Private Issuer and a China-based Company

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the Securities and Exchange Commission (the “SEC”) will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE listing standards.

Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for their business operations in China. We are exposed to legal and operational risks associated with being based in and having the majority of our operations in China. We are subject to risks arising from China’s legal system, including the uncertainty in the interpretation and the enforcement of the PRC laws and regulations. In addition, rules and regulations in China can change quickly. Recent regulatory actions and statements made by Chinese government, such as those related to data security or anti-monopoly concerns, may impact our ability to conduct business, accept foreign investments, or continue to list on a U.S. or other foreign exchange. Although the solar power industry does not appear to be the focus of these regulatory actions, we cannot guarantee that the Chinese government will not in the future take regulatory actions that materially and adversely affect the business environment and financial markets in China as they relate to us, our ability to operate our business, our liquidity and our access to capital.

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The PRC government may also intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, including us, at any time, substantial intervention and influence over the manner of our operations, which could result in a material change in our operations or the value of the ADSs. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, adopting new laws and regulations related to data security, and expanding the efforts in anti-monopoly enforcement. While we do not believe that these regulatory changes would have any material impact on us, we cannot assure you that the regulators will agree with us or will not in the future adopt regulations that restrict our business operations or access to capital.

For example, on July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. These opinions and any related implementation rules to be enacted may subject us to additional compliance requirement in the future.

With the trend of strengthening anti-monopoly supervision around the world, the PRC government has issued a series of anti-monopoly laws and regulations in 2021, paying more attention to corporate compliance. On February 7, 2021, the Anti-monopoly Commission of the State Council of the PRC promulgated the Guidelines for Anti-monopoly in the field of Platform Economy. On November 15, 2021, the State Administration for Market Regulation of the PRC promulgated the Guidelines for the Overseas Anti-monopoly Compliance of Enterprises. We believe that these regulations currently have little impact on us, but we cannot guarantee that regulators will agree with us or that these regulations will not affect our business operations in the future.

Cybersecurity and data privacy and security issues are subject to increasing legislative and regulatory focus in China. For example, the State Council of the PRC promulgated the Regulation on the Protection of the Security of Critical Information Infrastructure on July 30, 2021, which took effect on September 1, 2021. This regulation requires, among others, certain competent authorities to identify critical information infrastructures. The Cybersecurity Administration of China (the “CAC”) and a number of other departments under the State Council promulgated the Measures for Cybersecurity Review on December 28, 2021, which became effective on February 15, 2022. According to this regulation, critical information infrastructure operators purchasing network products and services and data processors carrying out data processing activities, which affect or may affect national security, are required to conduct cybersecurity review. We believe that these regulations have little impact on us, because we are neither a critical information infrastructure operator nor a data processor within the meanings of these regulations.

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On September 1, 2021, the PRC Data Security Law became effective, which imposes data security and privacy obligations on entities and individuals conducting data-related activities, and introduces a data classification and hierarchical protection system. In addition, the Standing Committee of the PRC National People’s Congress promulgated the Personal Information Protection Law (the “PIPL”) on August 20, 2021, which took effect on November 1, 2021. The PIPL further emphasizes processors’ obligations and responsibilities for personal information protection and sets out the basic rules for processing personal information and the rules for cross-border transfer of personal information. We do not expect to have significant data security or privacy issues given that the nature of our business does not involve collecting and use of personal data. ~~Furthermore, in connection with our historical issuance of securities to foreign investors,~~ Under the current PRC laws, regulations and regulatory rules, as of the date of this annual report, we and our PRC subsidiaries, (i) are not required to obtain permissions from the CSRC, (ii) are not required to go through cybersecurity review by ~~the Cyberspace Administration of China, or~~ the CAC, and (iii) have not received or were denied such permissions by the CSRC or the CAC. While we do not believe that these regulatory changes would have any material impact on us, we cannot assure you that the regulators will agree with us or will not in the future adopt regulations that restrict our business operations or access to capital.

Since these regulatory actions are relatively new, it is uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, or the potential impact such modified or new laws and regulations will have on our daily business operation, or our ability to accept foreign investments and listing on a U.S. or other foreign exchanges. PRC laws and their interpretations and enforcement continue to develop and are subject to change, and the PRC government may adopt other rules and restrictions in the future. Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us, hinder our ability to continue to offer the ADSs, result in a material adverse effect on our business operations, and damage our reputation, which might further cause the ADSs to significantly decline in value or become worthless. See “—D. Risk Factors—Risks Related to Doing Business in China—Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirements, expose us to government interference, or otherwise restrict or completely hinder our ability to offer securities and raise capital outside China, which could adversely affect our business operations and cause the value of our securities to significantly decline or become worthless.”

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~~Permissions Required from the PRC Authorities~~

~~We conduct our business in China primarily through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for their business operations in China. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform business in the future.~~

~~Furthermore, in connection with our historical issuance of securities to foreign investors, under the current PRC laws, regulations and regulatory rules, as of the date of this annual report, we and our PRC subsidiaries, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such permissions by the CSRC or the CAC.~~

~~However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. The PRC government may also intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, including us, at any time, substantial intervention and influence over the manner of our operations, which could result in a material change in our operations or the value of our ADSs. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, adopting new laws and regulations related to data security, and expanding the efforts in anti-monopoly enforcement. While we do not believe that these regulatory changes would have any material impact on us, we cannot assure you that the regulators will agree with us or will not in the future adopt regulations that restrict our business operations or access to capital.~~

6.	At the onset of Part I, please revise future filings to clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities. For example, disclose, if true, that your subsidiaries conduct operations in China and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors own an interest.

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The Staff’s comment is acknowledged and the Company proposes to make the underlined changes below to the section headed “Conventions that Apply to this Annual Report” in its FY 2022 20-F. The Company will also make conforming changes throughout the FY 2022 20-F.

“Company” refers to JinkoSolar Holding Co., Ltd., a Cayman Islands holding company;

“we,” “us,” “our company,” “our” or “JinkoSolar” refers to JinkoSolar Holding Co., Ltd. and its consolidated subsidiaries; in the context of describing activities, “we,” “us,” “our company,” “our” or “JinkoSolar” refers to the consolidated subsidiaries of JinkoSolar Holding Co., Ltd.; ~~, a Cayman Islands holding company, its current and former subsidiaries for the relevant periods;~~

The Company is not a Chinese operating company but a Cayman Islands holding company with operations conducted by its subsidiaries based in China. Investors in the ADSs are directly holding equity interests in the Company (i.e., JinkoSolar Holding Co., Ltd.) incorporated in Cayman Islands. Please refer to the Company’s response to the Staff’s fourth comment above about the holding company structure.

Item 3.D. Risk Factors

It may be difficult to effect service of process on, or to enforce any judgments obtained outside the PRC...., page 55

7.	As it appears your officers and directors are located in China, please revise future filings to also include a separate Enforceability section, to disclose the difficulty of bringing actions and enforcing judgements against these individuals.

The Staff’s comment is acknowledged and the Company proposes to add a Enforceability of Civil Liabilities section as below to the FY 2022 20-F.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands as an exempted company with limited liability to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;
•	an effective judicial system;
•	a favorable tax system;
•	the absence of exchange control or currency restrictions; and
•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to:

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•	the Cayman Islands has a less developed body of securities laws as compared to the U.S.; and these securities laws provide significantly less protection to investors as compared to the U.S.; and
•	Cayman Islands companies may not have standing to sue before the federal courts of the U.S.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the U.S., between us, our officers, directors and shareholders, be arbitrated.

A majority of our existing directors and senior management members reside in the PRC and a substantial part of our assets and the assets of such persons are located in the PRC. As a result, it may be difficult for a shareholder to effect service of process within the U.S. upon these individuals, or to bring an action against us or against these individuals in the U.S., in the event that you believe that your rights have been infringed under the securities laws of the U.S. or any state in the U.S. In particular, residence in China may make it even more difficult to enforce any judgments obtained from foreign courts (including from a U.S. state or federal court) against such persons compared to the circumstance of residence in another non-U.S. and non-China jurisdiction.

Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, and King & Wood Mallesons, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would

•	recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S.; or
•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the U.S. or any state in the U.S.

We have been informed by Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States. We have also been advised by Maples and Calder (Hong Kong) LLP that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign monetary judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law, based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions, as well as public policy considerations and conditions set forth in applicable provisions of other PRC laws relating to the enforcement of civil liability. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the U.S. or the Cayman Islands.

Judgment of United States courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. In other words, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.

Operating and Financial Review and Prospects

Liquidity and Capital Resources

Operating Activities, page 110

8.	In your discussions of operating cash flows, please revise future filings to discuss the changes in working capital components that impacted cash flows from operations for all periods presented. Please also revise future filings to expand your disclosures to discuss the underlying reasons for changes in material components, including advance from third party customers, accounts payable, inventories, accounts receivable from third party, and advances to suppliers.

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The Company would like to clarify that the changes in working capital components (i.e., “changes in operating assets and liabilities (net of impact of disposition)” set out on F-page 10) that impacted cash flows from operations for 2019, 2020 and 2021 have been disclosed on page 110 of the FY 2021 20-F.

The Staff’s remaining comment is acknowledged and the Company proposes to make the underlined changes below to its FY 2022 20-F.

Operating Activities

Net cash provided by operating activities in 2022 was RMB[ ] million, consisting primarily of [ ], partially offset by [ ].

Net cash provided by operating activities in 2021 was RMB430.6 million, consisting primarily of (i) an increase in advances from third party customers of RMB3.53 billion, which was in line with our increased business scale globally, and (ii) ~~depreciation of property, plant and equipment of RMB1.60 billion, (iii)~~ an increase in accounts payable of RMB2.64 billion, which was primarily in relation to our increased production capacity and the rising price of raw materials, partially offset by (i) an increase in inventories of RMB5.70 billion due to our expanding production capacity and business scale, (ii) an increase in accounts receivable from third party of RMB3.67 billion, which was in line with our increased business scale globally, and (iii) an increase in advances to suppliers of RMB856.6 million due to our increased procurement of raw materials.

Net cash provided by operating activities in 2020 was RMB591.5 million, consisting primarily of (i) a decrease in advance to third-party suppliers of RMB1.54 billion mainly due to the acceptance of large volume of goods in 2020, and (ii) ~~depreciation of property, plant and equipment of RMB1.16 billion, (iii) change in fair value of convertible senior notes of RMB1.20 billion, and (iv)~~ decrease in project assets of constructed for sale, net of incremental revenue of RMB976.7 million due to the disposal of two solar power plants in Mexico, partially offset by (i) an increase in inventories of RMB2.82 billion, due to our expanding production capacity and business scale, (ii) a decrease in advances from third parties of RMB1.79 billion as a result of fluctuations in demand of our major overseas customers, and (iii) an increase in prepayments and other current assets of RMB1.11 billion due to the increased value-added tax deductible resulting from our increased procurement of raw materials.

Financial Statements

34. Additional Information - Condensed Financial Statements of the Parent Company, page F-68

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9.	If applicable, please revise the parent company condensed financial statements in future filings to separately disclose the amounts of cash dividends paid to the parent for each of the last three fiscal years by consolidated subsidiaries, unconsolidated subsidiaries, and 50% or less owned persons accounted for by the equity method. See Rule 12-04 of Regulation S-X.

The Staff’s comment is acknowledged and the Company proposes to make the underlined changes below to its FY 2022 20-F.

ADDITIONAL INFORMATION – CONDENSED FINANCIAL STATEMENTS OF THE PARENT COMPANY

For the years ended December 31, 2020, 2021 and 2022 and up to the date of this annual report, no cash dividend was paid to the Company by its consolidated subsidiaries, unconsolidated subsidiaries, nor 50% or less owned persons accounted for by the equity method.

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If you have any questions regarding the FY 2021 20-F, please contact Mr. Mengmeng (Pan) Li, the chief financial officer of JinkoSolar Holding Co., Ltd., by telephone at (86-793) 846-9699 or via e-mail at pan.li@jinkosolar.com.

Very truly yours,

By:	/s/ Mengmeng (Pan) Li
Name: Mengmeng (Pan) Li
Title: Chief Financial Officer

cc: Ms. Shuang Zhao, Partner, Cleary Gottlieb Steen & Hamilton LLP